UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

AutoNation, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

05329W102

(CUSIP Number)

August 5, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102
1.	Names of Reporting Persons Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,272,951 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 6,272,951 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,272,951 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.8% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)       Includes shares of the common stock, $0.01 par value per share (the “Common Stock”), of AutoNation, Inc. (the “Issuer”) held directly by Melinda French Gates (“MFG”) and through trusts for which MFG has sole beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(2)       Based on 71,595,447 shares of Common Stock outstanding as of July 19, 2021, as reported on the Issuer’s Form 10-Q filed on July 21, 2021.

Item 1.
(a)	Name of Issuer: AutoNation, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: 200 SW 1st Avenue Fort Lauderdale, FL 33301
Item 2.
(a)	Name of Person Filing: Melinda French Gates
(b)	Address of Principal Business Office or, if none, Residence: 500 Fifth Avenue North, Seattle, Washington 98109
(c)	Citizenship: United States of America
(d)	Title of Class of Securities: Common Stock, $0.01 par value per share.
(e)	CUSIP Number: 05329W102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b)	Percent of class: See the responses to Item 11 on the attached cover pages.
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2021	MELINDA FRENCH GATES

	By:	/s/ Alan Heuberger
		Name:	Alan Heuberger (1)
		Title:	Attorney-in-fact

(1)          Duly authorized under Power of Attorney appointing Alan Heuberger attorney-in-fact, dated July 29, 2003, by and on behalf of Melinda French Gates, attached hereto as Exhibit 99.1.

Exhibit 99.1

Power of Attorney

Melinda French Gates, as the principal, hereby designates and appoints Alan Heuberger (“Heuberger”) her true and lawful attorney-in-fact, to act for her and in her name, place and stead and for her use and benefit, in all matters related to the principal’s interests or property, investments or investment funds, of every character, kind or description (the “Principal’s Property”) with such further express authority, and subject to such limitations, all as is stated below.

[redacted]

4.             Heuberger shall have full power and authority on behalf of principal to execute and deliver any compliance document as he deems fit with respect to the principal or any entity managed by Heuberger on behalf of the principal, or under any laws of any pertinent governmental jurisdiction or relevant market exchange. Without limitation, this extends to and includes any questionnaires, required or discretionary reports and any and all documents and forms with any governmental office or agency, whether U.S., foreign, state or local government (including, without limitation, the U.S. Securities & Exchange Commission and state securities administrators or commissions), any stock exchange or stock quotation system (including, without limitation, the Nasdaq Stock Market), as may be required, or as he determines to be advisable, under applicable laws, or rules and regulations of any stock exchange or stock quotation system, and to do and perform all and every act and thing whatsoever requisite and necessary or convenient to be done related to any such investment(s), as fully to all intents and purposes as the principal might or could do if personally present.

[redacted]

IN WITNESS WHEREOF, I have hereunto set my hand and seal of this 29th day of July, 2003.

/s/ Melinda French Gates
Melinda French Gates

STATE OF WASHINGTON	)
) ss:
COUNTY OF KING	)

I certify that I know or have satisfactory evidence that MELINDA FRENCH GATES is the person who appeared before me, and said person acknowledged that she signed this instrument, and acknowledged it to be her free and voluntary act for the uses and purposes mentioned in the instrument.

Dated: July 29, 2003

/s/ Linda J. LaBrue
Notary Public

Print Name: Linda J. LaBrue

My commission expires April 10, 2007